Exhibit 99.1

Guardforce AI Secures 5-Year Contract to Operate Consolidated Cash Center in Thailand, Enhancing Comprehensive Service Capabilities Along with AI Solutions for Retail Clients

New York, NY/ June 25, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced Guardforce Cash Solutions Security (Thailand) Company (“GFCS”), a subsidiary of Guardforce AI, has successfully secured a 5-year contract to operate Consolidated Cash Center (“CCC”) in Chiangmai on behalf of the Bank of Thailand (“BOT”), commencing at the end of 2024.

Prior to winning the contract in Chiangmai, GFCS had already secured multiple 5-year contracts to operate CCCs in Ubonratchathani, Phitsanulok, Hadyai, and Khon Kaen over the past three years. With the addition of Chiangmai CCC, GFCS will become the largest CCC operator on behalf of BOT, managing five CCCs in total, which accounts for 50% of BOT's CCCs.Through the five CCCs, the service range covers 44 out of 77 provinces and approximately 1,900 ATMs, spanning from the north and northeast to the far south of the country.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer at Guardforce AI, commented, “Managing the CCCs on behalf of the BOT not only consolidates our operations in these regions but also allows us to upgrade our facilities without additional investments. Securing this contract not only provides validation for our high service standards for security and operational efficiency, but it also expands our ability to serve retail customers more effectively. Furthermore, our robust service foundation and diverse offerings align seamlessly with our AI and robotics solutions, enabling us to deliver more comprehensive and integrated services to our retail clients.”

As a strategic goal for 2024, Guardforce AI has been actively expanding its retail base in Thailand. At the end of May 2024, Guardforce AI served approximately 7,000 retail locations nationwide, many of which have been long-term customers. This number continues to grow alongside increasing tourism and the opening of new retail stores.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is a global integrated solution provider, focusing on security solutions (since 1982) and AI & robotic solutions (since 2020). Drawing upon its extensive experience in the security industry, spanning over 41 years, along with an established premiere long-term customer base, and robust sales channels, Guardforce AI has embarked on a transformative journey towards becoming a total AI solution provider. While firmly rooted in the Asia Pacific region, Guardforce AI also expanded its global presence in the U.S. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

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Investor Relations:

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Email: gfai@crescendo-ir.com

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Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com